LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
5335 WISCONSIN AVENUE, N.W., SUITE 780
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER’S DIRECT DIAL NUMBER (202) 274-2020	WRITER’S E-MAIL rlipsher@luselaw.com

Via Edgar

March 26, 2013

Daniel F. Duchovny, Esq.	David Lin, Esq.
Special Counsel	Attorney Advisor
Securities and Exchange Commission	Securities and Exchange Commission
Office of Mergers and Acquisitions	Division of Corporation Finance
100 F Street, N.E.	100 F Street, N.E.
Washington, D.C. 20549-3628	Washington, D.C. 20549-4720

Re:	Harvard Illinois Bancorp, Inc.; File No. 000-53935 Response to SEC Comments

Dear Messrs. Duchovny and Lin:

On behalf of Harvard Illinois Bancorp, Inc. (the “Company”), we are responding to your letter dated March 25, 2013, regarding the preliminary proxy materials filed by the Company on March 15, 2013.  Set forth below are the comments set forth in your March 25 letter, followed by the Company’s responses to the comments.

Proxy Statement

Solicitation of Proxies; Expenses, page 2

1.
Disclosure indicates that the Company may solicit proxies by mail, personally, by telephone, by press release, by facsimile transmission or by other electronic means.  Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.  Refer to Rule 14a-6(b) and (c).  Please confirm your understanding.

Response:  The Company understands the requirement referenced in the comment and will comply.

LUSE GORMAN POMERENK & SCHICK
           A PROFESSIONAL CORPORATION

Daniel F. Duchovny, Esq.
David Lin, Esq.
March 26, 2013

2.
Please provide a brief background discussion of the material contacts the Company has had with the Stilwell Group in connection with the current proxy contest.  Further supplement your disclosure to describe how the Board has considered, if at all, any material issues raised by the Stilwell Group.

Response:  The Company has not had any material contacts with the Stilwell Group in connection with the current proxy contest other than the notification received from the Stilwell Group that they intend to nominate one person for election as a director of the Company, together with a related request for access to the Company’s stockholders list.  The Company’s proxy materials already disclose the notice of intent to nominate received from the Stilwell Group and the Company believes that no additional disclosure is required.  See the letter to stockholders and page 7 of the proxy statement.

Proposal I – Election of Directors, page 5

3.	Revise this section to provide your reasons for recommending that shareholders vote for your nominees.

Response:  The proxy statement has been revised on page 5, as requested by the comment.

Form of Proxy

4.	Please revise to put in bold-face type the statement that this proxy is solicited on behalf of the Company’s board of directors. See Rule 14a-4(a)(1).

Response:  The proxy card has been revised as requested.

5.	Please revise to clearly mark the proxy card as preliminary. See Exchange Act Rule 14a-6(e)(1).

Response:  The proxy card has been revised as requested.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

LUSE GORMAN POMERENK & SCHICK
           A PROFESSIONAL CORPORATION

Daniel F. Duchovny, Esq.
David Lin, Esq.
March 26, 2013

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company’s revised preliminary proxy material is being filed via the EDGAR system.   The Company intends to mail its definitive proxy materials early next week, and we therefore request that the staff advise us as soon as possible if there are further comments.

If you have any questions or if you require any additional information, please feel free to call the undersigned at (202) 274-2020, or Kip Weissman of this firm at (202) 274-2029.

Sincerely, /s/ Robert Lipsher Robert Lipsher

cc:           Mr. Duffield J. Seyller, III
Mr. Donn L. Claussen
Kip A. Weissman, Esq.